Exhibit 12.1

Health Management Associates, Inc.

Computations of Ratios of Earnings to Fixed Charges

(Dollars in thousands)

The following table sets forth our ratio of earnings to fixed charges for each of the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002, and for the nine-month period ended June 30, 2003.

	Fiscal Year					Nine Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Earnings:
Total earnings before taxes	$225,279	$246,653	$275,995	$320,951	$405,662	$350,255

Fixed charges:
Interest portion of rental expense	6,733	8,287	9,530	10,213	11,762	9,169
Interest expense and capitalized	8,574	14,440	31,095	22,309	17,641	12,576
Amortization of financing costs	272	290	555	847	918	815

Total fixed charges	15,579	23,017	41,180	33,369	30,321	22,560

Less:
Capitalized interest	1,329	4,271	3,100	—	—	272

Fixed charges in earnings	14,250	18,746	38,080	33,369	30,321	22,288

Earnings available for fixed charges	$239,529	$265,399	$314,075	$354,320	$435,983	$372,543

Ratio of earnings to fixed charges	15.4	11.5	7.6	10.6	14.4	16.5

The ratio of earnings to fixed charges shown above was computed by dividing earnings available for fixed charges by fixed charges. For this purpose, “earnings available for fixed charges” consist of pretax income from continuing operations before extraordinary items plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and an estimate of the interest component of rental expense. The completion of the ratio of earnings to fixed charges has not been audited for any of the periods indicated.